ART’S-WAY MANUFACTURING CO., INC.

P.O. Box 288

5556 Highway 9

Armstrong, IA 50514

(712) 864-3131

May 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Austin Pattan

Re:	Art’s-Way Manufacturing Co., Inc. Registration Statement on Form S-3 File Number: 333-264504

Dear Mr. Pattan:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Art’s-Way Manufacturing Co., Inc. requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on May 9, 2022, or as soon thereafter as possible.

Sincerely, ART’S-WAY MANUFACTURING CO., INC.

By:	/s/ David A. King
David A. King
Chief Executive Officer

cc:         Joseph Schauer